Boundless Robotics, Inc. (the "Company") a Massachusetts Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Boundless Robotics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 27, 2022

Vincenzo Mongio

Boundless Robotics, Inc.
Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	328,735	3,845
Inventory	71,467	-
Total Current Assets	400,202	3,845
Non-current Assets		
Equipment, net of Accumulated Depreciation	5,594	-
Total Non-Current Assets	5,594	-
TOTAL ASSETS	**405,796**	**3,845**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	17,437	4,776
Total Current Liabilities	**17,437**	**4,776**
Long-term Liabilities		
Future Equity Obligations	755,000	-
Total Long-Term Liabilities	**755,000**	**-**
TOTAL LIABILITIES	**772,437**	**4,776**
EQUITY		
Common Stock	238	215
Additional Paid in Capital	20,000	20,000
Accumulated Deficit	(386,879)	(21,146)
Total Equity	(366,641)	(931)
TOTAL LIABILITIES AND EQUITY	**405,796**	**3,845**

Boundless Robotics, Inc.
Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	1,495	599
Cost of Revenue	1,608	
Gross Profit	(113)	599
Operating Expenses		
Contractors	219,774	-
Advertising and Marketing	36,885	477
Legal and Professional	65,236	600
Research and Development	32,078	12,628
Travel	6,013	532
General and Administrative	15,634	1,564
Total Operating Expenses	375,620	15,801
Operating Income (loss)	(375,733)	(15,202)
Other Income		
Interest Income		
Other	10,500	-
Total Other Income	10,500	-
Other Expense		
Interest Expense		
Other		
Total Other Expense	-	-
Provision for Income Tax	-	-
Net Income (loss)	(365,233)	(15,202)

Boundless Robotics, Inc.
Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(365,233)	(15,202)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Inventory	(71,467)	
Credit Cards Payable	12,661	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(58,806)	-
Net Cash provided by (used in) Operating Activities	(424,039)	(15,202)
INVESTING ACTIVITIES		
Equipment	(5,594)	
Net Cash provided by (used by) Investing Activities	(5,594)	-
FINANCING ACTIVITIES		
Other	(477)	-
Future Equity Obligation Issuances	755,000	-
Net Cash provided by (used in) Financing Activities	754,523	-
Cash at the beginning of period	3,845	19,047
Net Cash increase (decrease) for period	324,890	(15,202)
Cash at end of period	328,735	3,845

Boundless Robotics, Inc.
Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	-	-	20,000	(5,944)	14,056
Issuance of Common Stock	220,358	215	-	-	215
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(15,202)	(15,202)
Ending Balance 12/31/2020	220,358	215	20,000	(21,146)	(931)
Issuance of Common Stock	39,482	23	-	-	23
Adjustment	-	-	-	(500)	(500)
Net Income (Loss)	-		-	(365,233)	(365,233)
Ending Balance 12/31/2021	259,840	238	20,000	(386,879)	(366,641)

Boundless Robotics, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Boundless Robotics, Inc ("the Company") was formed in Massachusetts on September 18, 2019. The Company plans to earn revenue through selling subscriptions for consumables and selling a hardware product leveraging AI technology and combining them with predictive analytics to help grow plants at a consumer's home. The Company's headquarters are in Boston, MA. The Company's customers are currently only in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Currently beta versions are being sold at a discounted price.

Inventory

Inventory consists of raw materials, work in progress and finished goods and is recorded at the lower of cost or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company held a cost-free lease which was owned by a related party.

The Company also issued two SAFE agreements to related parties for a total of $120,000 with the same terms outlined in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020, and 2021, the Company entered into numerous SAFE agreements for a total of $755,000 (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $4M. The holders of the SAFEs are preferred and entitled to receive dividends when and if declared by the board of directors.

NOTE 6 – EQUITY

The Company has authorized 275,000 of common shares with a par value of $0.001 per share. 259,840 were issued and outstanding as of December 31, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 27, 2022, the date these financial statements were available to be issued.

The Company wrote off approximately 32,000 in inventory after year end due to obsolescence.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be

successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.